NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

As at and for the three and nine month
periods ended September 30, 2015

NXT ENERGY SOLUTIONS INC.
Consolidated Balance Sheets
(Unaudited - expressed in Canadian dollars)

	September 30,	December 31,
	2015	2014

Assets

Current assets
Cash and cash equivalents	$ 5,244,734	$ 50,635
Short-term investments	1,544,920	5,173,430
Restricted cash	101,000	-
Accounts receivable	1,021,157	248,930
Work-in-progress	4,016,488	-
Prepaid expenses and deposits	854,522	338,644

	12,782,821	5,811,639
Long term assets
Property and equipment	939,361	237,464
Intellectual property [note 4(ii)]	18,345,500	-

	$ 32,067,682	$ 6,049,103

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 1,751,130	$ 782,626
Deferred revenue [note 12]	10,365,169	-
Current portion of capital lease obligation	33,531	-

	12,149,830	782,626
Long term liabilities
Asset retirement obligation	51,100	50,000
Capital lease obligation	170,216	-
Deferred charges	88,486	-

	12,459,632	832,626
Commitments and contingencies [note 10]
Subsequent event [notes 10 and 12]

Shareholders' equity
Common shares [note 3]: - authorized unlimited
Issued: 53,306,109 (2014 - 44,958,843) common shares	85,051,553	65,792,307
Preferred shares [note 4]: - authorized unlimited
Issued: nil (2014 - 8,000,000) Preferred shares	-	232,600
Contributed capital	6,749,089	6,400,789
Deficit	(72,903,527)	(67,920,154)
Accumulated other comprehensive income	710,935	710,935

	19,608,050	5,216,477

	$ 32,067,682	$ 6,049,103

Signed "George Liszicasz"	Signed "Mickey Abougoush"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited - expressed in Canadian dollars)

	For the three months		For the nine months
	ended September 30,		ended September 30,

	2015	2014	2015	2014

Revenue

Survey revenue [note 11]	$ -	$ -	$ -	$ 3,913,367

Expense

Survey costs	-	54,472	25,668	398,297
General and administrative	1,306,017	1,098,218	3,382,449	3,093,685
Stock based compensation expense [note 6]	169,000	191,000	591,000	472,000

	1,475,017	1,343,690	3,999,117	3,963,982

Other expense (income)

Amortization expense	146,828	15,157	181,183	45,470
Interest (income) expense, net	915	(19,195)	(14,516)	(35,235)
Foreign exchange (gain) loss	(269,956)	(26,580)	(262,654)	(123,182)
Feasibility study and other expenses	39,628	17,095	516,402	50,427
Increase in fair value of US$ Warrants [note 7]	-	-	-	42,800

	(82,585)	(13,523)	420,415	(19,720)

Loss before income taxes	(1,392,432)	(1,330,167)	(4,419,532)	(30,895)
Income tax expense [note 8]	485,778	-	563,841	-

Net loss and comprehensive loss	$ (1,878,210)	$ (1,330,167)	$ (4,983,373)	$ (30,895)

Loss per share [note 5]
Basic	$ (0.04)	$ (0.03)	$ (0.11)	$ (0.00)
Diluted	$ (0.04)	$ (0.03)	$ (0.11)	$ (0.00)

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	For the three months		For the nine months
	ended September 30,		ended September 30,

	2015	2014	2015	2014

Cash provided by (used in):

Operating activities

Comprehensive loss for the period	$ (1,878,210)	$ (1,330,167)	$ (4,983,373)	$ (30,895)
Items not affecting cash:
Stock-based compensation expense	169,000	191,000	591,000	472,000
Amortization expense	146,828	15,157	181,183	45,470
Increase in fair value of US$ Warrants	-	-	-	42,800
Accretion of asset retirement obligation	600	800	1,100	800
Asset retirement obligations paid	-	-	-	(1,532)
Deferred charges	88,486	-	88,486	-

	404,914	206,957	861,769	559,538
	(1,473,296)	(1,123,210)	(4,121,604)	528,643
Change in non-cash working capital balances [note 9]	5,354,966	112,296	6,468,588	(2,677,034)

Net cash from (used in) operating activities	3,881,670	(1,010,914)	2,346,984	(2,148,391)

Financing activities

Proceeds from exercise of stock options	240,380	51,000	335,946	196,115
Proceeds from exercise of US$ Warrants [note 3(i)]	-	-	-	2,735,995

Net cash generated by financing activities	240,380	51,000	335,946	2,932,110

Investing activities

Purchase of property and equipment, net	(151,420)	-	(576,833)	(3,032)
Decrease (increase) in short-term investments	716,140	74,614	3,628,510	(3,306,359)
Decrease (increase) in restricted cash	(2,000)	54,094	(101,000)	53,921
Change in non-cash working capital balances [note 9]	(732,199)	-	(439,508)	-

Net cash from (used in) investing activities	(169,479)	128,708	2,511,169	(3,255,470)

Net increase (decrease) in cash and cash equivalents	3,952,571	(831,206)	5,194,099	(2,471,751)
Cash and cash equivalents, beginning of the period	1,292,163	1,679,082	50,635	3,319,627

Cash and cash equivalents, end of the period	$ 5,244,734	$ 847,876	$ 5,244,734	$ 847,876

Supplemental information

Cash interest (received)	915	(22,010)	(20,093)	(40,559)
Cash taxes paid	$ 485,778	$ -	$ 563,841	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders' Equity
(Unaudited - expressed in Canadian dollars)

	For the nine months
	ended September 30,

	2015	2014

Common Shares

Balance at beginning of the period	65,792,307	61,340,321
Conversion of preferred shares and
acquisition of intellectual property [note 4(ii)]	18,680,600	-
Issued upon exercise of stock options	335,946	196,115
Transfer from contributed capital upon exercise of stock options	242,700	107,119
Issued upon exercise of US$ Warrants [note 3(i)]	-	2,735,995
Transfer from fair value of US$ Warrants
upon exercise of US$ Warrants [note 7]	-	1,280,800

Balance at end of the period	85,051,553	65,660,350

Preferred Shares

Balance at beginning of the period	232,600	232,600
Conversion of preferred shares to common shares [note 4]	(232,600)	-

Balance at end of the period	-	232,600

Contributed Capital

Balance at beginning of the period	6,400,789	5,889,914
Recognition of stock based compensation expense	591,000	472,000
Contributed capital transferred to common shares
upon exercise of stock options	(242,700)	(107,119)

Balance at end of the period	6,749,089	6,254,795

Deficit

Balance at beginning of the period	(67,920,154)	(66,356,793)
Net loss and comprehensive loss for the period	(4,983,373)	(30,895)

Balance at end of the period	(72,903,527)	(66,387,688)

Accumulated Other Comprehensive Income

Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of the period	$ 19,608,050	$ 6,470,992

The accompanying notes are an integral part of these consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and nine month periods ended September 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

1. The Company

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to help aid in identifying areas with hydrocarbon reservoir potential. Specific rights to this technology were acquired by NXT in 2005 (see note 4).

In 2006 SFD® survey services began to be offered to clients engaged in oil and gas exploration activities with an initial focus on companies operating in western Canada. Subsequently, in 2008, NXT commenced to focus its sales activities towards international and frontier exploration markets.

2. Significant Accounting Policies

Basis of presentation

These interim unaudited consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2014.

These interim financial statements should be read in conjunction with the 2014 annual audited consolidated financial statements as certain disclosure normally required for annual financial statements has been condensed or omitted herein.

These consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries, virtually all of which are inactive.  All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements

Future Accounting Policy Changes

Revenue recognition:

Revenues from SFD® survey contracts (net of any related foreign sales tax) are currently recognized using the completed contract method of revenue recognition. Amounts received or invoiced in advance of completion of the contract are reflected as deferred revenue and classified as a current liability. All related survey expenditures and obligations (including sales commissions incurred) related to uncompleted contracts are reflected as work-in-progress and classified as current assets. Upon completion of the related contract, unearned revenue and the related work-in-progress are reflected in the statement of income (loss) as either revenue or survey cost. Survey costs do not include any amortization or depreciation of property and equipment or staff and related overhead costs which are included in general and administrative expense.

In May 2014, the US Financial Accounting Standards Board (“FASB”) issued new guidance on accounting for “Revenue from Contracts with Customers”, which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT’s fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and nine month periods ended September 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

3. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the nine month periods ended
	September 30, 2015		September 30, 2014
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	44,958,843	$ 65,792,307	42,418,326	$ 61,340,321
Shares issued during the period:
Exercise of stock options	347,266	335,946	337,665	196,115
Exercise of US$ Warrants (i)	-	-	2,057,852	2,735,995
Conversion of preferred shares (note 4(ii))	8,000,000	232,600	-	-
Value assigned to acquisition of
intellectual property (note 4(ii))	-	18,448,000	-	-
Transfer from contributed capital upon
exercise of stock options	-	242,700	-	107,119
Transfer from fair value of
US$ Warrants upon exercise (see note 7)	-	-	-	1,280,800
As at the end of the period	53,306,109	85,051,553	44,813,843	65,660,350

(i)	In 2012, NXT conducted private placement financings (the "2012 Financings", for proceeds $3,183,132) which consisted of units issued at a price of US $0.75 (the "Units"). Each Unit consisted of one NXT common share and one warrant (the "US$ Warrants") to purchase an additional NXT common share at a price of US $1.20 for a term of two years from the date of issue. Including 244,816 finder’s warrants issued, a total of 4,502,821 US$ Warrants were issued in the 2012 Financings.

The following is a continuity of the US$ Warrants that were issued in the 2012 Financings and which had expiry dates in March and May 2014:

		exercise
	# of US$	proceeds
	Warrants	received
Outstanding as at January 1, 2012	-	-
Issued in the 2012 Financings	4,502,821	-
US$ Warrants exercised in 2013	(846,700)	$ 1,064,222
Outstanding as at December 31, 2013	3,656,121	1,064,222
Activity in 2014:
US$ Warrants exercised in 2014	(2,057,852)	2,735,995
US$ Warrants expired in 2014	(1,598,269)	-
Outstanding as at December 31, 2014	-	$ 3,800,217

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and nine month periods ended September 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

 4. Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.

(i)	History of Preferred Shares issued

Specific rights to utilize the SFD® technology for hydrocarbon exploration were licensed in 2005 from NXT's current Chief Executive Officer and President (the "CEO") pursuant to the execution of a Technology Transfer Agreement (the "TTA") which had a 10 year term. The TTA required the completion of various conditions related to 10,000,000 series 1, convertible preferred shares (the "Preferred Shares") that were issued in 2005 in exchange for the rights obtained under the TTA.

These Preferred Shares had a maturity date of December 31, 2015 (the “Maturity Date” which corresponded with the term of the TTA), were non-voting, did not participate in any dividends, and were convertible into 10,000,000 NXT common shares (on a 1 for 1 basis) under the following terms:

•	2,000,000 of the Preferred Shares became convertible into common shares upon issue. Effective May 22, 2013, these 2,000,000 Preferred Shares were converted into 2,000,000 common shares.
•	the remaining 8,000,000 Preferred Shares were convertible into common shares if the Company achieved certain pre-defined revenue milestones on or before the Maturity Date.

These shares were originally recorded at their estimated fair value as at December 31, 2005, with the total substantially assigned to the 2,000,000 Preferred Shares portion which was immediately convertible. The remaining 8,000,000 Preferred Shares were assigned a nominal value in 2005 as noted below, reflecting the uncertainty that all of the required revenue milestones would be achieved over the 10 year term of the TTA, which would result in eventual conversion into common shares:

	# of Preferred
Fair values assigned in 2005	Shares	$ value
convertible upon issue effective December 31, 2005
(shares subsequently converted in 2013)	2,000,000	$ 3,256,400
conditionally convertible on or before December 31, 2015	8,000,000	232,600
	10,000,000	3,489,000

A continuity of the number of Preferred Shares that were originally issued in 2005 is as follows:

	# of shares	historic
	outstanding	$ value
As at December 31, 2012	10,000,000	$ 3,489,000
Conversion of Preferred Shares in May 2013	(2,000,000)	(3,256,400)
As at December 31, 2014	8,000,000	232,600
Conversion of Preferred Shares in August 2015 (see (ii))	(8,000,000)	(232,600)
As at September 30, 2015	-	-

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and nine month periods ended September 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

(ii)	Conversion of Preferred Shares in 2015

Although the pre-defined revenue thresholds were not going to be met, under the TTA the Company was required to convert the remaining 8,000,000 Preferred Shares into common shares in order to retain its rights to utilize the SFD® technology. The conversion was approved by the independent members of NXT’s Board of Directors on August 31, 2015 (the “Conversion”).

The Conversion gave rise to the application of fair-value accounting, whereby the 8,000,000 common shares issued in 2015 were assigned an estimated fair-value (based on the NXT common share price in the month of Conversion) of $18,448,000, with a corresponding increase recorded in intellectual property related to the technology assets acquired.  The intellectual property asset will be amortized on a straight line basis over a 15-year period, and will also be subject to ongoing tests of potential impairment of the recorded net book value.

The historic value of $232,600 which was attributed to the 8,000,000 Preferred Shares at the time of their original issuance in 2005 was transferred to the common shares balance upon Conversion in 2015.

(iii)	Rights related to Preferred Shares

Rights related to Preferred Shares

In January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 of the common shares which later became issued to him in August 2015 upon the conversion of the remaining 8,000,000 Preferred Shares. Each of the Rights are subject to certain vesting provisions and entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77 and will expire on December 31, 2015.

A total of 795,000 of these Rights were granted to certain of NXT’s current directors, officers, employees and advisors, and are supplemental to existing incentives which have been granted under NXT’s stock option plan (see note 6). The grant date fair value of these 795,000 Rights was estimated as $483,000 (which is being recognized in 2014 and 2015 over the remaining vesting term of the Rights) calculated in 2014 using the Black-Scholes valuation model, based on the following assumptions:

Expected dividends paid per common share	Nil
Expected life in years	1.9
Expected volatility in the price of common shares	62%
Risk free interest rate	1.0%
Weighted average fair value per Right at grant date	$ 0.60

In connection with the Rights, NXT recognized $60,000 as a component of stock based compensation expense for the three month period ended September 30, 2015 (see note 6).

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and nine month periods ended September 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

5.	Earnings (loss) per share

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
Comprehensive loss for the period	$ (1,878,210)	$ (1,330,167)	$ (4,983,373)	$ (30,895)

Weighted average number of shares outstanding for the period:
Common shares issued	47,801,957	44,791,887	45,921,260	44,214,444
Convertible Preferred Shares (i)	-	-	-	-
Basic	47,801,957	44,791,887	45,921,260	44,214,444
Additional shares related to assumed
exercise of stock options and US$ Warrants
under the treasury stock method (ii)	-	-	-	-
Contingently issuable Preferred Shares (ii)	-	-	-	-
Diluted	47,801,957	44,791,887	45,921,260	44,214,444

Earnings (loss) per share – Basic	$ (0.04)	$ (0.03)	$ (0.11)	$ (0.00)
Earnings (loss) per share – Diluted	$ (0.04)	$ (0.03)	$ (0.11)	$ (0.00)

(i)	The 8,000,000 convertible Preferred Shares are included in the weighted average number of shares outstanding from their conversion on August 31, 2015. Prior to that date, they were considered to be contingently issuable, and were only included in the diluted number of shares outstanding if there was a net income applicable for the period.
(ii)	In periods in which a net loss results, all outstanding stock options, common share purchase Warrants and the 8,000,000 convertible Preferred Shares are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and nine month periods ended September 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

6. Stock options

The following is a summary of stock options which are outstanding as at September 30, 2015:

			average remaining
Exercise price	# of options	# of options	contractual
per share	outstanding	exercisable	life (in years)
$ 0.75	345,000	345,000	1.8
$ 0.76	260,669	173,779	2.3
$ 0.86	662,500	650,001	1.9
$ 1.16	291,000	291,000	0.8
$ 1.20	300,000	300,000	1.9
$ 1.35	593,566	37,500	4.3
$ 1.39	37,500	37,500	3.8
$ 1.55	40,000	13,333	3.5
$ 1.57	45,000	-	4.4
$ 1.61	25,000	8,333	3.4
$ 1.67	150,000	-	4.1
$ 1.83	45,000	45,000	3.2
$ 2.10	300,000	-	4.9
$ 1.20	3,095,235	1,901,446	2.8

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2014 is as follows:

	For the nine months		For the year ended
	ended September 30, 2015		December 31, 2014
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	2,541,435	$ 1.02	2,888,100	$ 0.88
Granted	901,066	$ 1.61	325,000	$ 1.55
Exercised	(347,266)	$ 0.97	(482,665)	$ 0.60
Forfeited	-	-	(35,000)	$ 1.42
Expired	-	-	(154,000)	$ 0.71
Options outstanding, end of the period	3,095,235	$ 1.20	2,541,435	$ 1.02
Options exercisable, end of the period	1,901,446	$ 0.98	1,782,537	$ 1.01

In October 2015, NXT issued an additional 260,000 stock options with an exercise price of $1.82 per common share, and a five year term to expiry.

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

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 NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and nine month periods ended September 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

Nine months ended September 30	2015	2014
Expected dividends paid per common share	Nil	Nil
Expected life in years	4.9	5.0
Expected volatility in the price of common shares	107%	116%
Risk free interest rate	1.0%	1.6%
Weighted average fair market value per share at grant date	$ 1.27	$ 1.21
Intrinsic (or "in-the-money") value per share of options exercised	$ 1.40	$ 0.96

SBCE consists of the following amounts:

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
SBCE recognized related to:
Stock options	$ 109,000	$ 129,000	$ 409,000	$ 298,000
Preferred Share Rights (see note 4(iii))	60,000	62,000	182,000	174,000
	169,000	191,000	591,000	472,000

The unamortized portion of SBCE related to the non-vested portion of stock options and the Preferred Share Rights, all of which will be recognized in future expense over the related remaining (2015 to 2018) vesting periods, is as follows:

	September 30,	December 31,
As at the period ended	2015	2014
Unamortized SBCE related to:
Stock options	$ 935,000	$ 367,000
Preferred Share Rights (see note 4(iii))	60,000	234,000
	995,000	601,000

7.	Financial instruments
1)	Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, and accounts payable and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. Other than credit risk associated with accounts receivable, which are primarily related to the Bolivia Survey Project (see note 12), NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of periodically holding US and other foreign currency (such as Bolivia and Colombia) denominated financial instruments. Any unrealized foreign exchange gains and losses arising on such holdings are reflected in earnings at each period end.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and nine month periods ended September 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

2)	Derivative financial instruments:

As at September 30, 2015, no US$ Warrants remain outstanding. As the exercise price of the US$ Warrants that were issued in 2012 (see note 3 (ii)) was in US dollars, which is a currency other than the functional currency of NXT, the US$ Warrants were considered to have an embedded derivative and were required to be recorded at fair value each reporting period. The amount recorded for this instrument, which was included with current liabilities, was adjusted to fair value at each period end over the life of the US$ Warrants, with the changes in fair value reflected in earnings.

Financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The Company's only financial instruments recorded at fair value on a recurring basis were the US$ Warrants. NXT classified these derivative financial instruments as level III where the fair value is determined by using valuation techniques that refer to both observable and unobservable market data.

The outstanding US$ Warrants were re-valued at each period end using a valuation model based on the Black-Scholes model, as well as a discount to reflect the potential dilution impact upon exercise of the US$ Warrants and NXT's low stock market liquidity.

A continuity in 2014 of the fair value of the US$ Warrants that were issued in the 2012 Financings is as follows:

Nine months ended September 30	2014
Fair value of US$ Warrants
Balance at beginning of the period	$ 1,238,000
Increase in fair value during the period	42,800
Transfer to common shares upon
exercise of US$ Warrants in the period	(1,280,800)
Fair value of US$ Warrants, as at September 30, 2014	-

8.	Income tax expense

NXT periodically earns revenues while operating outside of Canada in foreign jurisdictions. Payments made to NXT for services rendered to clients and affiliated companies in certain countries may be subject to foreign with-holding taxes, which are only recoverable in certain limited circumstances. For the 9-month period ended September 30, 2015, NXT expensed foreign with-holding taxes of $563,841 which were incurred on certain charges to a foreign subsidiary company.

Although such foreign with-holding taxes incurred can potentially be utilized in Canada as a foreign tax credit against future taxable earnings, a full valuation allowance has been provided against this benefit as the timing and amount of its realization in future periods is uncertain.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and nine month periods ended September 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

9.	Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months		For the nine months
	ended September 30		ended September 30
	2015	2014	2015	2014
Accounts receivable	$ (653,492)	$ (15,347)	$ (772,227)	$ 81,006
Work-in-progress	(2,246,442)	-	(4,016,488)	299,842
Prepaid expenses and deposits	64,596	47,490	(515,878)	(32,816)
Accounts payable and accrued liabilities	391,599	80,153	968,504	(243,965)
Deferred revenue	7,066,506	-	10,365,169	(2,781,101)
	4,622,767	112,296	6,029,080	(2,677,034)

Portion attributable to:
Operating activities	5,354,966	112,296	6,468,588	(2,677,034)
Financing activities	-	-	-	-
Investing activities	(732,199)	-	(439,508)	-
	4,622,767	112,296	6,029,080	(2,677,034)

10.	Commitments and contingencies

Office premises lease

NXT has an operating lease commitment on its Calgary office space for a for a 10 year term at an initial estimated minimum monthly lease payment of $44,486 (including operating costs). The estimated future minimum annual commitment is as follows as at September 30, 2015:

Fiscal year ending December 31
2015	$ 133,457
2016	533,826
2017	533,826
2018	533,826
2019	533,826
2,268,761
Thereafter, 2020 through 2025	3,128,810
5,397,571

Aircraft charterhire commitment

NXT currently does not own any of the aircraft which are used in its' survey operations, and to date has utilized an annual agreement to contract a minimum volume of aircraft charter hours.

In October, 2015, NXT executed an agreement to acquire (subject to completion of inspections and related maintenance) a survey aircraft for US $2 million. A deposit of US $400,000 was paid by NXT, and closing of the purchase is expected to occur by mid December, 2015.

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NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements

As at and for the three and nine month periods ended September 30, 2015

(Unaudited - expressed in Canadian dollars unless otherwise stated)

11.	Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations such as Colombia (to mid-2014) and currently Bolivia. NXT has no long-term assets outside of Canada.

NXT’s financial results are currently dependent upon a limited number of client projects. Revenues for 2014 were derived solely in North America, from a single customer. Deferred revenue recorded in 2015 is related solely to the Bolivia Survey Project (see note 12).

12.	Bolivia Survey Project

In May 2015, NXT executed a contract to conduct a US $13.4 million (US $12.9 million net of applicable local sales taxes owing) survey project with a new client in Bolivia (the “Bolivia Project”). As part of this contract, NXT received an advance deposit of US $2.6 million (net), which is secured by a bank letter of guarantee issued to the client (expiring March 31, 2016), and which was applied in July 2015 against the initial progress billings earned by NXT on the project.

Deferred revenue recorded on the Company’s Balance Sheet includes amounts (net of taxes) billed to September 30, 2015 and which will be recognized as revenue in the period ended December 31, 2015 upon completion of the contracts.

In addition, the final progress billing of US $5.2 million (net of taxes) due under the initial contract was invoiced to the client in October, 2015 and was received in November, 2015.

A contract amendment for additional revenue of US $1.0 million (net of taxes) on this project was finalized in October, 2015, and will be invoiced subsequent to September 30, 2015.

NXT has issued to this client bank letters of guarantee (expiring March 31, 2016) totaling US $1.2 million as standard performance guarantees for the Bolivia Project.

13.	Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuance) incurred with this firm were as follows:

For the three months		For the nine months
ended September 30		ended September 30
2015	2014	2015	2014
$ 3,841	$ 2,767	$ 40,904	$ 18,100

Accounts payable and accrued liabilities includes a total of $1,405 ($124 as at December 31, 2014) payable to this law firm.

In addition, accounts payable and accrued liabilities includes $20,240 ($23,673 as at December 31, 2014) related to re-imbursement of expenses owing to persons who are Officers of NXT.